UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549

                          SCHEDULE  13D

            Under the Securities Exchange Act of 1934
                        (Amendment No.3)*


             TRANSCONTINENTAL REALTY INVESTORS, INC.
          --------------------------------------------
                        (Name of Issuer)

                   $.01 Par Value Common Stock
          --------------------------------------------
                 (Title of Class of Securities)

                           893617-20-9
            ----------------------------------------
                         (CUSIP Number)

                 Randall M.  Paulson, President
Transcontinental Realty Investors, Inc., 10670 N.Central Expressway
        Suite 300,  Dallas TX 75231; Tel. (214) 692-4700
------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          July 29, 1998
      -----------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box         .
                                ------
Note:     Six copies of this statement, including all exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.     893617-20-9
              -----------

1)     Names of Reporting Persons S.S. or IRS Identification Nos.
       of Above Person       ###-##-####
                        ------------------------------------------
2)     Check the Appropriate Box if a Member of a Group (See
       Instructions)
       (a)
           ------------------------------------------------------
       (b)
           ------------------------------------------------------
3)     SEC Use Only
                     --------------------------------------------
4)     Source of Funds (See Instructions)          PF
                                           ----------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                      ---------------------------
6)     Citizenship or Place of Organization      United States
                                                -----------------
       Number of     (7) Sole Voting Power               326,450
       Shares Bene-                                 -------------
       ficially      (8) Shared Voting Power                   0
       Owned by                                      ------------
       Each          (9) Sole Dispositive Power          326,450
       Reporting                                     ------------
       Person
       With         (10) Shared Dispositive Power              0
                                                    -------------
11)     Aggregate Amount Beneficially Owned by
        Each Reporting Person                             326,450
                                                    -------------
12)     Check if the Aggregate Amount in Row (11)
        Excludes Certain Shares (See Instructions)  -------------

13)     Percent of Class Represented by Amount in Row (11)   8.37
                                                           ------
14)     Type of Reporting Person (See Instructions)           IN
                                                     ------------

Item 1.   Security and Issuer.
          --------------------
     The class of equity securities to which this Schedule 13D relates is the common stock, $.01 par value ("Common Stock") of Transcontinental Realty Investors, Inc. The principal executive offices of Transcontinental Realty Investors, Inc. are located at 10670 North Central Expressway, Suite 300, Dallas, TX 75231.

Item 2.   Identity and Background.
          ------------------------
     This statement is being filed by Maurice A. Halperin. My business address is 2500 North Military Trail, Suite 225, Boca Raton, Florida 33431. I am a private investor. During the last five years, I have not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) and I have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in my being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. I am a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------
     The source of the funds for the purchase of the Common Stock was my personal funds. The total amount of money used to purchase the Common Stock is approximately $4,013,588.

Item 4.  Purpose of Transaction.
         -----------------------
     The purpose for the acquisitions of the Common Stock is investment.

     I plan to acquire additional Common Stock with my personal funds for investment, depending on market conditions.

Item 5.   Interest in Securities of the Issuer.
          --------------------------------------
     As of July 29, 1998, I beneficially own 326,450 shares, or approximately 8.37 percent of the outstanding Common Stock. I have the sole power to vote and dispose of the Common Stock. There is no shared power to vote or dispose of the Common Stock I own.

     During the period from September 18, 1997 through July 27, 1998, I purchased a total of 37,500 shares of the Common Stock through the New York Stock Exchange in 32 open market transactions. The shares were purchased on my behalf by Raymond James & Associates and PaineWebber Incorporated, securities broker-dealers. Also, I purchased 500 shares on July 30, 1997 through Raymond James in an open market transaction that I inadvertently omitted from Amendment No. 2 to my Schedule 13D dated September 19, 1997. The table below lists the transaction date for each transaction, number of shares purchased, price per share and total price.

                                                       Total Price
                                                         Includes
                                                        Commisions
Date of                                                and/or Other
Purchase     Amount Purchased    Price Per Share         Charges)
07/30/97            500               18.1               9,095.50
09/18/97          1,300              18.34              23,883.06
09/22/97          1,800               19.2              34,683.00
09/23/97            400               19.4               7,833.00
09/24/97          1,100               19.3              21,345.50
09/25/97            500               19.3               9,720.50
09/30/97          1,600               19 2/16           30,588.00
10/02/97          1,200               19                22,833.00
10/03/97            300               19                 5,733.00
10/06/97          1,200               19                22,833.00
10/07/97            500               19                 9,533.00
10/08/97          1,000               19                19,033.00
10/27/97          2,700               18 9/16           50,151.75
11/20/97          1,800               16                28,833.00
12/10/97            900               13.4              12,183.00
12/17/97            900               13 15/16          12,576.75
12/19/97          1,700               15 15/16          27,126.75
12/19/97            200               16.2               3,283.00
01/21/98          1,000               15.92             15,958.00
01/22/98            900               16                14,433.00
01/30/98            600               15.7               9,558.00
02/03/98          1,800               15.45             27,857.94
02/04/98          1,000               15 7/16           15,470.50
02/05/98            100               15.3               1,570.50
02/06/98            300               15.4               4,683.00
03/23/98          2,900               15.758            45,732.94
03/24/98            300               16                 4,833.00
04/24/98            900               15                13,533.00
05/05/98          1,800               15 5/16           27,595.50
05/28/98          1,000               15 5/16           15,360.50
07/21/98            100               14                 1,433.00
07/24/98          2,700               14.54             39,402.00
07/27/98          3,000               14 3/8            43,275.00

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.
          ------------------------------------------------------
     Not applicable.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------
     None.

                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


DATE           July 29, 1998
        --------------------------



/S/    Maurice A. Halperin
       ----------------------------
       Signature

       Maurice A. Halperin
       ----------------------------
       Name and Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

   ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISISONS OF FACT
  CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001).